April 27, 2018

VIA EDGAR AND FEDERAL EXPRESS

Ms. Lisa M. Kohl

Assistant Director

Office of Consumer Products

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Airborne Wireless Network
Amendment No. 6 to Registration Statement on Form S-1 Filed April 26, 2018 File No. 333-220295

Dear Ms. Kohl:

On behalf of Airborne Wireless Network, a Nevada corporation (the “Company”), we are submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to (i) the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed with the Commission on March 19, 2018 (“Amendment No. 4”) and (ii) the Company’s Amendment No. 5 to Registration Statement on Form S-1 filed with the Commission on April 18, 2018 (together with Amendment No. 4, the “Registration Statement”) contained in your letter dated April 17, 2018 (the “Comment Letter”) and in comments delivered orally to the Company’s counsel on April 26, 2017 (the “Telephone Call”).

We note that, in connection with this letter, the Company is filing an additional amendment to the Registration Statement (“Amendment No. 6”) electronically via the EDGAR system on the date hereof to respond to the Staff’s comments. We are separately furnishing to the Staff six courtesy copies of Amendment No. 6 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and, where applicable, corresponds to the numbered comment contained in the Comment Letter, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Registration Statement.

Atlanta | Austin | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Dallas | Houston | Jacksonville | London

Los Angeles – Century City | Los Angeles - Downtown | New York | Norfolk | Pittsburgh | Raleigh | Richmond | Tysons Corner | Washington, D.C. | Wilmington

April 27, 2018

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A including the number of units offered, the number of warrants included as part of the units, the exercise price of the warrants, and information regarding the terms pursuant to which the Series A Convertible Preferred converts into common stock. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses, or tell us why you believe you can omit this information under Rule 430A. Please see Rule 430A under the Securities Act of 1933 and Item 202 of Regulation S-K, and refer to Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations for guidance.

In response to the Staff’s comment, the Company has filled in the blank spaces with information that we are not entitled to omit under Rule 430A in Amendment No. 6.

2.	Please update your financial statements in accordance with Rule 8-08 of Regulation S-X and related financial data.

In response to the Staff’s comment, the Company updated the financial statements and related financial information in Amendment No. 5.

3.	Telephone Call Comment: Please move the Canadian law disclaimers to the Plan of Distribution section of the prospectus.

In response to the Staff’s comment, the Company has moved the applicable Canadian law disclaimers to the “Underwriting” section of the prospectus in Amendment No. 6.

4.	Please describe any material obligations enforceable against the Company or material rights enforceable by the Company under the Company’s arrangement with GE Aviation.

In response to the Staff’s comment, we respectfully note that the Support Agreement entered into between the Company and GE Aviation does not contain any obligations that are material to and enforceable against the Company, or rights that are material to and enforceable by the Company against GE Aviation. Accordingly, the Company asserts that the Support Agreement is not a material definitive agreement the terms of which need to be described in a Current Report on Form 8-K or that would need to be filed as an exhibit to the Registration Statement.

5.

Please explain why counsel has opined that the units should be treated in a similar fashion as shares of capital stock or revise the opinion in a manner consistent with Commission guidance on the subject.

The Company plans on filing a revised version of the legality opinions originally filed as Exhibit 5.1 and Exhibit 5.2 in a subsequent amendment to the Registration Statement.

* * * * * *

April 27, 2018

We hope that the foregoing has been responsive to the Staff’s comment. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 548-2122 or by email at SOlder@mcguirewoods.com or David S. Wolpa at (704) 343-2185 or by email at DWolpa@mcguirewoods.com.

Sincerely,

/s/ Stephen E. Older
Stephen E. Older

cc: Michael J. Warren, Chief Executive Officer (Airborne Wireless Network)